September 22, 2008	Alan L. Talesnick
303-894-6378
ATalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Silicon Mountain Holdings, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2008 and June 30, 2008 File No. 000-11284
Dear Mr. Kronforst:
On behalf of Silicon Mountain Holdings, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated September 10, 2008 concerning the Company’s Form 10-KSB/A for the Fiscal Year Ended December 31, 2007 (the “Annual Report”) that was filed with the Commission on May 19, 2008, and the Company’s Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008 that were filed with the Commission on May 20, 2008 and August 19, 2008, respectively, with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
General
1.	As previously requested, please provide us a statement in writing from a representative of the company acknowledging:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Mark Kronforst
September 22, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response to Comment 1:
Attached hereto as Exhibit A is a letter from the Company as requested by the Staff.
Item 8A(T). Controls and Procedures
Changes in Internal Control Over Financial Reporting, page 52
2.
We note you indicate in your response to prior comment number 3 that you assessed changes in internal controls over financial reporting that occurred during the Company’s fiscal quarters ended December 31, 2007 and March 31, 2008. However, your current disclosures in your fiscal 2007 Form 10-KSB/A and Forms 10-Q for fiscal quarters ended March 31, 2008 and June 30, 2008 are not clear with respect to the period over which you assessed changes in internal controls over financial reporting. Please amend your filings to definitively state, if true, that there were no changes in internal controls over financial reporting during your most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B and S-K.

Response to Comment 2:
The Company assessed changes in its internal controls over financial reporting that occurred during the Company’s fiscal quarters ended December 31, 2007, March 31, 2008 and June 30, 2008, and the Company will amend its filings to state that there were no changes in internal controls over financial reporting during the fiscal quarters ended December 31, 2007, March 31, 2008 and June 30, 2008 that materially affected, or were reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Mr. Mark Kronforst
September 22, 2008

Exhibits 31.1 and 31.2
3.
As indicated in your response to prior comment number 4, please amend your fiscal year 2007 Form 10-KSB/A and your Form 10-Q for fiscal quarter ended March 31, 2008 to revise the introductory sections of paragraph 4 in the certifications of your principal executive and principal financial officers required by Exchange Act Rule 13a-14(a).

Response to Comment 3:
The Company will amend the certifications in the Annual Report and the Form 10-Q for fiscal quarter ended March 31, 2008 to respond to the Staff’s comments.
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Item 4T. Controls and Procedures
Changes in Internal Control Over Financial Reporting, page 32
4.
We note your statement that your Form 10-Q does not include an attestation report of your independent auditor on your internal controls over financial reporting. Please be advised such a statement is not required by Item 4T of Form 10-Q.

Response to Comment 4:
The Company will remove this statement from its Form 10-Q for Fiscal Quarter Ended June 30, 2008.
If you wish to discuss any of these matters, please contact me at (303) 894-6378.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	Silicon Mountain Holdings, Inc. c/o Dennis Clark

September 19, 2008
VIA EDGAR AND OVERNIGHT COURIER
Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Silicon Mountain Holdings, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2008 and June 30, 2008 File No. 000-11284
Dear Mr. Kronforst:
On behalf of Silicon Mountain Holdings, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comment No. 1 in its letter dated September 10, 2008 concerning the Company’s Form 10-KSB/A for the Fiscal Year Ended December 31, 2007 (the “Annual Report”) that was filed with the Commission on May 19, 2008. As requested by the Staff, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you wish to discuss any questions regarding this acknowledgement, please contact me at (303) 938-1155.

Very truly yours, SILICON MOUNTAIN HOLDINGS, INC.
By:	/s/ Dennis Clark
Dennis Clark, Chief Financial Officer

cc:	Alan L. Talesnick, Esq.